May 24, 2006

Via U.S. Mail

Jack M. Gertino
Secretary, Treasurer and Director
Comet Technologies, Inc.
8 East Broadway #428
Salt Lake City, Utah 84111

Re: Comet Technologies, Inc.
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed May 17, 2006
File Number 5-56537

Dear Mr. Gertino:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Schedule 14f-1
Security Ownership of Certain Beneficial Owners and Management,
page
3
1. In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e.
voting or investment power, the stock owned by the entities listed in the table. See Exchange Act Rule 13d-3. For example, you should have disclosed the natural person who controls the common stock owned by The Harker Group Limited.

2. We note that more than one of your current and future shareholders beneficially own greater than 5% of your common stock. Our records indicate, however, that only Mr. Gertino has filed beneficial ownership reports on Schedule 13D or 13G pursuant to Sections 13(d)
and 13(g) of the Exchange Act of 1934 and Rule 13d-1 with regard to this ownership. Please advise.

Closing comment

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please direct any questions regarding our comments to me at
(202) 551-3264.  You may also reach me via facsimile at (202) 772-
9203.

        Sincerely,


        Mara L. Ransom
        Special Counsel
        Office of Mergers and

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE